Exhibit 99.1

PARAZERO TECHNOLOGIES LTD

NOTICE OF 2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that the 2023 Annual General Meeting of Shareholders (the “Meeting”) of ParaZero Technologies Ltd. will be held on Tuesday, September 12, 2023, at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel (the “Notice”).

Throughout this Notice and the enclosed Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to ParaZero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	Re-election of our currently serving non-external directors

To re-elect our currently serving directors: Mr. Amitay Weiss, Dr. Roy Borochov, Mr. Moshe Revach and Ms. Tali Dinar, each to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier (a separate vote for each director will be taken).

2.	Election of directors to serve as External Directors

To elect Ms. Naama Falach Avrahamy and Mr. Yigal Shtief, each a member of the Company’s Board of Directors, as an external director of the Company for a three-year term and to approve his/her remuneration terms in connection with his/her office as an external director (a separate vote for each director will be taken).

3.	Appointment of Company’s auditors for fiscal year 2023

To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2023 (the “Auditors”), instead of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.

4.	Presentation of the 2022 Financial Statements

To present and discuss our financial statements for the year ended December 31, 2022.

5.	Other business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in the enclosed proxy statement, which we urge you to read in its entirety. As more fully described in the proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 15, 2023. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

The Board of Directors recommends a vote “FOR” approval of all matters to be voted upon at the Meeting.

Shareholders of record at the close of business on August 11, 2023 (the “Record Date”), are entitled to notice of, and to vote at, the Meeting and any adjournment or postponement thereof. You are cordially invited to attend the Meeting in person.

Whether or not you plan to attend the Meeting, you are urged to promptly complete, date and sign the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person.

Joint holders of shares should take note that, pursuant to Article 32(d) of our Amended and Restated Articles of Association, the vote of the senior holder of the joint shares who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names are recorded in our Register of Shareholders.

In accordance with the Israeli Companies Law, 5759-1999, and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: ParaZero Technologies Ltd., 30 Dov Hoz Street, Kiryat Ono, 5555626, Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later than September 3, 2023. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,

/s/ Amitay Weiss
Chairman of the Board of Directors

Dated: August 8, 2023

Our audited financial statements for the fiscal year ended December 31, 2022, are not a part of the proxy solicitation material, but were filed together with our final prospectus (Registration No. 333-265178) dated July 26, 2023, with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.parazero.com/ir/AGM.

PARAZERO TECHNOLOGIES LTD.

30 DOV HOZ STREET
KIRYAT ONO 5555626, ISRAEL

PROXY STATEMENT

2023 ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of our ordinary shares, NIS 0.02 nominal value (“Ordinary Shares”), in connection with the solicitation by our Board of Directors (“Board”) of proxies for use at the 2023 Annual General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of 2023 Annual General Meeting of Shareholders (the “Notice”). The Meeting will be held on Tuesday, September 12, 2023 at 10:00 a.m. (Israel time), at the offices of our Israeli counsel, Gornitzky & Co., located at 20 HaHarash Street, Tel Aviv, 6761310 Israel.

Throughout this Proxy Statement, we use terms such as “ParaZero,” “we,” “us,” “our,” “the Company” and “our company” to refer to Parazero Technologies Ltd. and terms such as “you” and “your” to refer to our shareholders.

The agenda of the Meeting will be as follows:

1.	Re-election of our currently serving non-external directors

To re-elect our currently serving directors: Mr. Amitay Weiss, Dr. Roy Borochov, Mr. Moshe Revach and Ms. Tali Dinar, each to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier (a separate vote for each director will be taken).

2.	Election of directors to serve as External Directors

To elect Ms. Naama Falach Avrahamy and Mr. Yigal Shtief, each a member of the Company’s Board of Directors, as an external director of the Company for a three-year term and to approve his/her remuneration terms in connection with his/her office as an external director (a separate vote for each director will be taken).

3.	Appointment of Company’s auditors for fiscal year 2023

To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2023 (the “Auditors”), instead of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.

4.	Presentation of the 2022 Financial Statements

To present and discuss our financial statements for the year ended December 31, 2022.

5.	Other business

To transact such other business as may properly come before the Meeting or any adjournment thereof.

These proposals are described in detail in this proxy statement, which we urge you to read in its entirety. As more fully described in this proxy statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 15, 2023. If we determine that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. We are currently not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting or any adjournment thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

You may elect to vote your Ordinary Shares once, either by attending the Meeting in person or by a duly executed proxy as detailed below.

A form of proxy for use at the Meeting and a return envelope for the proxy are enclosed. You may revoke the authority granted by your execution of proxies at any time before the exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Proxies must be received no later than forty-eight (48) hours prior to the time fixed for the Meeting. On all matters considered at the Meeting, abstentions and broker non-votes will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by our Board. Only shareholders of record as of the close of business on August 11, 2023 (the “Record Date”), will be entitled to vote at the Meeting and any adjournments or postponements thereof. Proxy cards will be mailed to shareholders on or about August 11, 2023, and proxies will be solicited chiefly by mail. However, certain of our officers, directors, employees and agents, none of whom will receive additional compensation in connection therewith, may solicit proxies by telephone, telegram or other personal contact. We will bear the cost of external proxy solicitors (if any) and other costs of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

If your Ordinary Shares are held in “street name” meaning you are a beneficial owner with your shares held through a bank, brokerage firm or other nominee, you will receive instructions from your bank, brokerage firm or nominee, who is the holder of record of your shares. You must follow the instructions of the holder of record in order for your shares to be voted.

Position Statements

In accordance with the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (together, the “Companies Law”), any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting, to our Chief Financial Officer at the following address: Parazero Technologies Ltd., 30 Dov Hoz Street, Kiryat Ono, 5555626 Israel, Attention: Chief Financial Officer, or by e-mail to ir@parazero.com no later September 3, 2023. Any appropriate position statement received will be furnished to the Securities and Exchange Commission (the “SEC”) on Form 6-K, which will be available to the public on the SEC’s website at http://www.sec.gov.

OUTSTANDING VOTING SECURITIES AND QUORUM

On August 7, 2023, we had 6,052,418 outstanding Ordinary Shares, each of which is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding Ordinary Shares conferring in the aggregate at least 25% of the voting power, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within an hour from the time appointed for the meeting a quorum is not present, the Meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such day and at such time and place as the Chairman may determine with the consent of the holders of a majority of the voting power represented at the Meeting in person by proxy and voting on the question of adjournment. No business shall be transacted at any adjourned meeting except business which might lawfully have been transacted at the meeting as originally called. At such adjourned meeting, any shareholder present in person or by proxy, shall constitute a quorum.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

In accordance with the Israeli Companies Law, we are required to disclose the compensation granted to our five most highly compensated officers. The table below reflects the compensation granted during or with respect to the year ended December 31, 2022. We accrued no compensation with respect to any other executive officer or director in 2022.

Executive Officer	Salary and Related Benefits(1)	Bonus Payments, Benefits and Perquisites		Share-Based Compensation		Total

Boaz Shetzer	$140,769	$	---	$	---	$140,769

Moshe Hukaylo (2) (3)	$39,305		$--		$--	$39,305

Yuval Gilad	$119,711		$--		$--	$119,711

(1)	Represents the directors’ and senior management’s gross salary plus payment of mandatory social benefits made by the company on behalf of such persons. Such benefits may include, to the extent applicable to the executive, payments, contributions and/or allocations for savings funds, education funds (referred to in Hebrew as “Keren Hishtalmut”), pension, severance, risk insurances (e.g., life or work disability insurance) and payments for social security

(2)	Reflects amounts actually paid.

(3)	Moshe Hukaylo served as the Company’s chief financial officer until May 28, 2023.

ITEM 1 — RE-ELECTION OF OUR CURRENTLY SERVING NON-EXTERNAL DIRECTORS

Our Board is comprised of two external directors nominees and the following non-external directors: our chairman, Amitay Weiss, Dr. Roy Borochov, Moshe Revach and Tali Dinar. Our non-external directors are elected by the shareholders at the annual general meeting of the shareholders, except in certain cases where directors are appointed by the Board until the first meeting of the shareholders thereafter.

At the Meeting, you will be asked to approve the election of Mr. Weiss, Dr. Borochov, Mr. Revach and Ms. Dinar to continue to serve as members of our Board.

Mr. Amitay Weiss is serving as our Chairman of the Board since August 2, 2023 and has served as our director since February 2022. He has served as chairman of the board of directors of Save Foods Inc. (Nasdaq: SVFD) since August 2020, chairman of the board of directors of Infimer Ltd. (TASE:INFR-M) since July 2021 and chairman of the board of directors of Upsellon Brands Holdings Ltd. (previously Chiron Ltd.) (TASE: UPSL) since June 2019. He has also served as a member of the board of directors of Automax Motors Ltd. (TASE: AMX) since March 2021, Gix Internet Ltd. (previously Algomizer Ltd.) (TASE:GIX) since March 2019, Clearmind Medicine Inc. (previously Cyntar Ventures Inc.) (CSE: CMND) since August 2019, Perihelion Capital Ltd (PCL.P:CVE) since June 2021, as an external director of Cofix Group Ltd. (TASE: CFCS) since August 2015 and as a member of the board of directors and chief executive officer of SciSparc Ltd. (previously Therapix Biosciences Ltd.) (OTC:SPRCY) since August 2020. He previously served as chairman of the board of directors of Value Capital One Ltd. (previously P.L.T Financial Services Ltd.) (TASE:VALU) from April 2016 to February 2021, Matomy Media Group Ltd. (LSE:MTMY, TASE:MTMY.TA) from May 2020 to March 2021. In April 2016, Mr. Weiss founded Amitay Weiss Management Ltd., an economic consulting company, and now serves as its chief executive officer. Mr. Weiss holds a B.A in economics from New England College, M.B.A. in business administration and LL.B. from Ono Academic College, Israel. We selected Mr. Weiss to serve as a director because of his substantial business and management experience.

Dr. Roy Borochov served as the Chairman of our board of directors since February 2022 and until August 2, 2023. Since August 2, 2023 Dr. Borochov serves as a director on our Board. He has also served as Chief Executive Officer of Mercury Investment Fund since December 2020. Previously, Dr. Borochov served as Head of Agriculture at Prospera Technologies Ltd. from 2018 to 2020 and Chief Technology Officer of Forrest Innovations Ltd. from 2016 to 2017. Dr. Borochov has served as a director of Peas of Bean Ltd, Polyrizon Ltd and Venda Robotics since 2021. Dr. Borochov has a Ph.D. from the Hebrew University of Jerusalem. We selected Dr. Borochov to serve as the Chairman of our board of directors because of his strong business background.

Ms. Tali Dinar has served as our director since February 2022. She has also served as Chief Financial Officer of Medigus Ltd. (Nasdaq: MDGS) since June 2021 and as Chief Financial Officer of Novomic Ltd. since January 2019. Additionally, Ms. Dinar has served as a director of Micronet Ltd. (TLV: MCRNT) since July 2016, Canzon Israel Ltd. (TLV: CNZN) since August 2020, Jeffs’ Brands Ltd. (Nasdaq: JFBR) since September 2021 and Charging Robotics Ltd. since November 2021. Prior to these positions, Ms. Dinar served as CFO of Techcare Corp. (OTC: TECR) from January 2019 to April 2020. She previously served in various positions at MICT Inc. (Nasdaq: MICT) from 2009 to 2019, including as a director and CFO. Ms. Dinar holds a B.A. in accounting and business administration from the College of Management and is also a CPA. We selected Ms. Dinar to serve as a director due to her long track record of leading public and private companies.

Mr. Moshe Revach has served as our director since February 2022. He is currently Deputy Mayor of the city of Ramat Gan, Israel, has held the sports and government relations portfolios in the Ramat Gan municipality since 2018 and has served in various positions in the Ramat Gan municipality since 2008. Mr. Revach also serves as a director of SciSparc Ltd. (Nasdaq: SPRC), Jeffs’ Brands Ltd. (Nasdaq: JFBR) and LLN IT Solutions. He previously served as a director of Biomedico Hadarim Ltd. from 2019 to 2020 and as a director of the RPG Economic Society from 2013 to 2018. Mr. Revach holds an LL.B from the Ono Academic College, Israel, and a B.A in management and economics from the University of Derby. We selected Mr. Revach to serve as a director due to his extensive government and corporate experience.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the ratification of the election of the directors set forth above, where each nominee will be voted on separately.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as four separate resolutions:

“RESOLVED, to re-elect Mr. Amitay Weiss to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

“RESOLVED, to re-elect Dr. Roy Borochov to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

“RESOLVED, to re-elect Ms. Tali Dinar to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

“RESOLVED, to re-elect Mr. Moshe Revach to serve as director of the Company until the next annual meeting following his/her election, or until s/he ceases to serve in his/her office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier.

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

ITEM 2 — ELECTION OF DIRECTORS TO SERVE AS EXTERNAL DIRECTORS

Companies incorporated under the laws of Israel whose shares were offered to the public inside or outside of Israel are required under the Companies Law to elect at least two external directors within three months from the date the company became a public company.

Our Board has determined that each of Mr. Yigal Shtief and Ms. Naama Falach Avrahamy is qualified to serve as an External Director under the Companies Law. Prior to the Company’s initial public offering (“IPO”), our shareholders elected each of Ms. Falach Avrahamy and Mr. Shtief as a director of the Company effective as of the closing of the IPO, with the intention of having the shareholders of the Company ratify her/his service to serve as an external director for a three-year term, following their election as external directors at the shareholders meeting.

At the Meeting, you will be asked to elect Ms. Falach Avrahamy and Mr. Shtief who will continue to serve as members of our Board as external directors.

Ms. Naama Falach Avrahamy has served as a member of our Board since July 31, 2023. Ms. Falach Avrahamy is a senior financial professional with more than 17 years of experience. Ms. Falach Avrahamy has served as a member of the board of directors of Maris-Tech Ltd. (Nasdaq: MTEK) since February 2022, of Argaman Industries (TASE: Argaman) since June 2021 and of Crow Technologies 1977 Ltd. (OTC: CRWTF) since May 2018. She has also served as VP of finance of Midgard Technologies Ltd. since April 2021. She previously served as the chief financial officer and chief operating officer of NGG Global Consulting, a consulting group specializing in organizational and operational excellence solutions from May 2019 to February 2021, and as chief financial officer of AnyfinacialTech Ltd., an online financial trading platform from May 2015 to June 2017. Ms. Falach Avrahamy received a BA in Business Administration and Accounting from the College of Management, Israel. She is also a graduate of the Directors and Executives program from the IDC Herzliya, Israel. We believe that Ms. Falach Avrahamy is qualified to serve on our board of directors due to her financial background and expertise and experience in positions as director of public companies.

Mr. Yigal Shtief has served as a member of our Board since July 31, 2023. Mr. Shtief has served as an external director of Globe Exploration Inc (TLV:GLEX) since 2015. From 2012 to 2020, Mr. Shtief served as an Independent Director of Netz Group (TLV:NETZ). Mr. Shtief holds a Diploma from The Institute of Local Government (Israel). Mr. Shtief has a B.A. in criminology and political science from Bar-Ilan University, and an MBA from the University of Latvia. We believe that Mr. Shtief is qualified to serve on our board of directors due to his extensive experience in a variety of management positions in the public sector and as a director of Israeli public companies.

If they are elected, each of Mr. Shtief and Ms. Falach Avrahamy will hold office for three years. Additionally, if elected, each of them will be entitled to receive the annual cash payment of US $30,000, payable quarterly, pro rata for periods of less than a quarter, reimbursement or coverage of expenses (including travel expenses), and shall be entitled to indemnification according to the Company’s standard indemnification agreement as previously approved by the Company’s shareholders and coverage under the Company’s directors and officers insurance.

Required Approval

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, where each nominee will be voted on separately, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company1.

Proposed Resolutions

It is proposed that the following resolutions be adopted at the Meeting, as two separate resolutions:

“RESOLVED, that Ms. Naama Falach Avrahamy be and hereby is elected to serve as an External Director of our Board for a period of three years following the Meeting, and that the compensation she is entitled to as described in the proxy statement be and is hereby approved.”

“RESOLVED, that Mr. Yigal Shtief be and hereby is elected to serve as an External Director of our Board for a period of three years following the Meeting, and that the compensation he is entitled to as described in the proxy statement be and is hereby approved.

The Board recommends a vote “FOR” approval of each of the proposed resolutions.

1	In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, that is affiliated with you, has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

ITEM 3 — APPOINTMENT OF BRIGHTMAN ALMAGOR ZOHAR & CO., A FIRM IN THE DELOITTE GLOBAL NETWYORK,
AS THE COMPANY’S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023, INSTEAD OF ZIV HAFT, CERTIFIED PUBLIC ACCOUNTANTS, ISRAEL, A MEMBER OF BDO FIRM, AND TO AUTHORIZE THE BOARD, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, TO DETERMINE THE AUDITORS’ REMUNERATION

At the Meeting, you will be asked to approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors (the “Proposed Auditors”) for the fiscal year ending December 31, 2023. Accordingly, if such proposal is approved, the engagement of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm (the “Former Auditors”) with the Company will not be renewed. In addition, you will be asked to authorize the Board, upon the recommendation of the Audit Committee, to determine the Proposed Auditors’ remuneration.

The members of the Company’s Audit Committee discussed the non-renewal of the Former Auditors’s engagement after giving the Former Auditors a reasonable opportunity to present their position before the Audit Committee, and determined to recommend the non-renewal of the engagement with the Former Auditor. In reaching this conclusion, which was later approved by the Board, the Audit Committee considered the following considerations:

1.	Performing a change of the Company’s independent auditors is desirable from time to time, primarily for reasons of control and efficiency;

2.	It was clarified to the Audit Committee that there were no, and there are no significant professional disputes between the Former Auditors and the Company. It was further clarified that the audits and reviews conducted by the Former Auditors revealed no extraordinary findings. Accordingly, the proposed change to the independent auditors does not involve matters of interest to the Company’s shareholders; and

3.	The Company’s Audit Committee and Board were in agreement on the suitability of the Proposed Auditors to conduct an audit of the Company, in light of, among other things, the Proposed Auditor’s deep experience, its reputation as a member of the Big 4 accounting firms and the nature of the Company’s activities.

The Board accepted the recommendations of the Audit Committee as aforesaid, approved the resolution and determined to add this Item No. 3 to the agenda of the Meeting, as required by the Companies Law. In accordance with section 162(b) of the Companies Law, and after the Former Auditors were given the opportunity to present their position before the Company’s Audit Committee and waived their right to do so, the Board invited the Former Auditors to attend the Meeting and present their position, should they wish to do so.

Required Approval

The affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter is required for the approval of the appointment of our independent auditors and the authorization of our Audit Committee to fix their remuneration.

Proposed Resolution

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, To approve the appointment of Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network, as the Company’s independent auditors for the fiscal year ending December 31, 2023 (the “Auditors”), instead of Ziv Haft, Certified Public Accountants, Isr., BDO Member Firm, and to authorize the Board, upon the recommendation of the Audit Committee, to determine the Auditors remuneration.”

The Board recommends a vote “FOR” approval of the proposed resolution.

ITEM 4 — PRESENTATION OF THE COMPANY’S FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2022

Our audited financial statements for the fiscal year ended December 31, 2022, are not a part of the proxy solicitation material, but were filed together with our final prospectus (Registration No. 333-265178) dated July 26, 2023, with the SEC, and is available on the SEC’s website at www.sec.gov and on our website at www.parazero.com/ir/AGM. We will hold a discussion with respect to the financial statements at the Meeting. This Item will not involve a vote by the shareholders.

ITEM 5 — OTHER BUSINESS

Management knows of no other business to be transacted at the Meeting, other than as set forth in the Notice. However, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers, and we fulfill the obligations with respect to those requirements by filing reports with the SEC. Our SEC filings are available to the public on the SEC’s website at www.sec.gov. Shareholders may obtain information directly from the Company, whose registered office is at 30 Dov Hoz, Kiryat Ono, 5555626, Israel and whose telephone number is +972-3-688-5252.  The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules. Furthermore, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities.  Lastly, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED AUGUST 8, 2023. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN AUGUST 8, 2023, AND THE LATER RECEIPT OF THIS DOCUMENT BY SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

PROPOSALS OF SHAREHOLDERS

Shareholder Proposals for the Meeting

Any shareholder of the Company who intends to present a proposal at the Meeting (a “Proposing Shareholder”) must satisfy the requirements of the Companies Law. Under the Companies Law, only shareholders who hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board include a proposal in a future shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting (a “Proposal Request”). Such shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 15, 2023. If our Board determines that a shareholder proposal has been duly and timely received and is appropriate, we will publish a revised agenda in the manner set forth in the proxy statement. In order for the Board to consider a Proposal Request and whether to include the matter stated therein in the agenda of the Meeting, notice of the Proposal Request must be timely delivered under any applicable law and stock exchange rules and regulations and the Proposal Request must comply with any applicable law and stock exchange rules and regulations. The Proposal Request must be made in English and in writing, signed by all of the Proposing Shareholder(s) making such request, delivered, either in person or by certified mail, postage prepaid, and received by the Chief Executive Officer. The announcement of an adjournment or postponement of the Meeting shall not commence a new time period (or extend any time period) for the delivery of a Proposal Request as described above. The Proposal Request must include the following: (i) the name, address, telephone number, fax number and email address of the Proposing Shareholder (or each Proposing Shareholder, as the case may be) and, if an entity, the name(s) of the person(s) that controls or manages such entity; (ii) the number of Ordinary Shares held by the Proposing Shareholder(s), directly or indirectly (and, if any of such Ordinary Shares are held indirectly, an explanation of how they are held and by whom), which shall be in such number no less than as is required to qualify as a Proposing Shareholder, accompanied by evidence satisfactory to the Company of the record holding of such Ordinary Shares by the Proposing Shareholder(s) as of the date of the Proposal Request, and a representation that the Proposing Shareholder(s) intends to appear in person or by proxy at the meeting; (iii) the matter requested to be included on the agenda of the Meeting, all information related to such matter, the reason that such matter is proposed to be brought before the Meeting, the complete text of the resolution that the Proposing Shareholder proposes to be voted upon at the Meeting and, if the Proposing Shareholder wishes to have a position statement in support of the Proposal Request, a copy of such position statement that complies with the requirement of any applicable law; (iv) a description of all arrangements or understandings between the Proposing Shareholders and any other person(s) (naming such person or persons) in connection with the matter that is requested to be included on the agenda and a declaration signed by all Proposing Shareholder(s) of whether any of them has a personal interest in the matter and, if so, a description in reasonable detail of such personal interest; (v) a description of all Derivative Transactions (as defined below) by each Proposing Shareholder(s) during the previous twelve (12) month period, including the date of the transactions and the class, series and number of securities involved in, and the material economic terms of, such Derivative Transactions; and (vi) a declaration that all of the information that is required under the Companies Law and any other applicable law and stock exchange rules and regulations to be provided to the Company in connection with such matter, if any, has been provided to the Company.

The Board, may, in its discretion, to the extent it deems necessary, request that the Proposing Shareholder(s) provide additional information necessary so as to include a matter in the agenda of the Meeting, as the Board may reasonably require. A “Derivative Transaction” means any agreement, arrangement, interest or understanding entered into by, or on behalf or for the benefit of, any Proposing Shareholder or any of its affiliates or associates, whether of record or beneficial: (i) the value of which is derived in whole or in part from the value of any class or series of shares or other securities of the Company, (ii) which otherwise provides any direct or indirect opportunity to gain or share in any gain derived from a change in the value of securities of the Company, (iii) the effect or intent of which is to mitigate loss, manage risk or benefit of security value or price changes, or (iv) which provides the right to vote or increase or decrease the voting power of, such Proposing Shareholder, or any of its affiliates or associates, with respect to any shares or other securities of the Company, which agreement, arrangement, interest or understanding may include, without limitation, any option, warrant, debt position, note, bond, convertible security, swap, stock appreciation right, short position, profit interest, hedge, right to dividends, voting agreement, performance-related fee or arrangement to borrow or lend shares (whether or not subject to payment, settlement, exercise or conversion in any such class or series), and any proportionate interest of such Proposing Shareholder in the securities of the Company held by any general or limited partnership, or any limited liability company, of which such Proposing Shareholder is, directly or indirectly, a general partner or managing member.

The information required pursuant to the above shall be updated as of (i) the Record Date of the Meeting, (ii) five business days before the Meeting, and (iii) as of the Meeting, and any adjournment or postponement thereof.

By Order of the Board,

/s/ Amitay Weiss
Chairman of the Board

Dated: August 8, 2023